Spring Valley Acquisition Corp.
2100 McKinney Ave, Suite 1675
Dallas, TX 75201

July 20, 2021

VIA EDGAR

Attention:	Eric Atallah
Terence O'Brien
Margaret Schwartz
Laura Crotty

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, NE
Washington, D.C. 20549

Re:	Spring Valley Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4
Filed July 9, 2021
File No. 333-255978

Ladies and Gentlemen:

This letter sets forth the response of Spring Valley Acquisition Corp. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 16, 2021, with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form S-4 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Amendment No. 2 to Registration Statement on Form S-4, Filed July 9, 2021

Non-GAAP Financial Measures, page 189

1.             Staff’s comment: The most directly comparable GAAP measure to "adjusted gross loss exclusive of depreciation and amortization" would be gross loss calculated on a GAAP basis, i.e. including depreciation and amortization in cost of goods sold. This applies even if this GAAP line item is not shown on the statement of operations. Please refer to Item 10(e)(1)(i) of Regulation S-K and revise the presentation accordingly.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 189 and 190 accordingly.

Consolidated Statement of Operations and Comprehensive Loss for the Years Ended December 31, 2019 and 2020, page F-41

2.             Staff’s comment: We note your revisions in response to prior comment 6.  Please explain to us why you did not revise your presentation in your statements of operations for the years ended December 31, 2019 and 2020, respectively.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-41 accordingly.

Exhibits

3.             Staff’s comment: We note the legality opinion filed as Exhibit 5.1. We note you separately opined on the New AeroFarms Common Stock issuable upon conversion of Class A and Class B ordinary shares as well as the Consideration Shares. Please revise to clarify whether the defined term Consideration Shares covers subcategories (a) through (e) of (i) on page 2 or only (i)(e). To the extent it only refers to (i)(e), please include an opinion that covers (i)(d), i.e. the 3,333,333 shares of New AeroFarms Common Stock issuable upon the automatic conversion of the principal and accrued interest due on Dream Holdings’ subordinated unsecured convertible promissory notes. Please also tell us why the 20,400,000 shares of New AeroFarms Common Stock issuable upon exercise of the New AeroFarms Warrants appears as both (i)(c) and (iii) or revise to remove (i)(c). Finally, please revise the first assumption on page 4 that you express no opinion as to the applicability of, compliance with, or effect of any bankruptcy, insolvency, reorganization or similar law to remove any assumption that the Company is not in bankruptcy. Refer to II.B.3.a of Staff Legal Bulletin No. 19.

Response: The Company acknowledges the Staff’s comment and has revised Exhibit 5.1 accordingly. With respect to the last two sentences of the Staff's comment, we respectfully advise the Staff that the opinion as originally drafted does not assume that the Company is not in bankruptcy. Therefore we have not made any changes to the opinion filed as Exhibit 5.1 to address the last two sentences of the Staff's comment.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Matthew R. Pacey of Kirkland & Ellis LLP at (713) 836-3786 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

SPRING VALLEY ACQUISITION CORP.

By:	/s/ Christopher Sorrells

Name: Christopher Sorrells
Title: Chief Executive Officer

CC:	David Rosenberg, Dream Holdings, Inc.
Mark Boyland, Dream Holdings, Inc.
Scott Cowan, DLA Piper LLP
Matthew Pacey, Kirkland & Ellis LLP

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